Exhibit 99.3

FORM OF PROXY – SHAREHOLDERS ONLY

KE HODLINGS INC.

FOR USE AT THE EXTRAORDINARY GENERAL MEETING (“EGM”)

TO BE HELD ON NOVEMBER 8, 2021 (OR AT ANY POSTPONEMENT OR ADJOURNMENT THEREOF)

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

I/We ________________ of  ___________________________________________, being the registered holder of __________ Class A ordinary shares, (1) par value US$0.00002 per share, and __________ Class B ordinary shares, (1) par value US$0.00002 per share, of KE Holdings Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting (2) or________ of___________________ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing 10086, People’s Republic of China and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit. (3)

	RESOLUTION	FOR(3)	AGAINST(3)	ABSTAIN(3)
1.

As a special resolution:

THAT, notwithstanding anything to the contrary contained in the currently effective Memorandum and Articles of Association of the Company, 110,116,275 Class A Ordinary Shares with a par value of US$0.00002 each, being currently issued and outstanding Class A Ordinary Shares registered in the name of Ever Orient International Limited, and 47,777,775 Class A Ordinary Shares with a par value of US$0.00002 each, being currently issued and outstanding Class A Ordinary Shares registered in the name of Clover Rich Limited, be and are hereby re-designated and re-classified as Class B Ordinary Shares with a par value of US$0.00002 each on a 1:1 basis, such Class B Ordinary Shares to rank pari passu in all respects with all other existing Class B Ordinary Shares in the authorized share capital of the Company, and that the rights, preferences, privileges and restrictions attaching to such re-designated shares shall be varied accordingly.

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2.

As a special resolution:

THAT, the existing Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association of the Company, a form of which is being provided to you.

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In order to be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be returned in the postage paid envelope we have provided or returned addressed to as soon as possible and in any event so that it is received by the Company no later than 9:00 a.m. on November 4, 2021 (local time). In default, this form of proxy shall not be treated as valid, provided always that the chairman of the EGM may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its offices at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing 10086, People’s Republic of China or (ii) by voting in person at the EGM. Completion and delivery of this form of proxy will not preclude you from attending the EGM and voting in person at the EGM if you so wish, but in the event of your attending the EGM and voting at the EGM after having lodged this form of proxy, this form of proxy will be deemed to have been revoked.

Dated this ____________ day of _________________ 2021

Signature(s)(4)__________________________________

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Notes:

1.	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Meeting in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the Meeting in person but if a member attends the Meeting and votes, this proxy will be revoked.

4.	This form of proxy must be signed by you or your duly authorized attorney in writing or, in the case of a corporation, either under its common seal or under the hand of an officer, attorney or other person duly authorized. If a corporation or partnership, please set out the full corporate or partnership name and the full title of any authorized person signing on the corporation or partnership’s behalf. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. Where there are joint registered holders of any share(s) in the Company, any one of such joint holders may vote at the EGM, either personally, or by proxy, in respect of such share(s) as if he were solely entitled thereto; but if more than one of such joint holders are present at the EGM, either personally or by proxy, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company.